                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  SCHEDULE TO
                                 (Rule 13e-4)

         TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                     THE SECURITIES EXCHANGE ACT OF 1934.

                                 GENUITY INC.
      (Name of Subject Company (Issuer) Name of Filing Person (Offeror))

          Options to Purchase Common Stock, Par Value $0.01 Per Share
        Under the Genuity Inc. 2000 Long-Term Stock Incentive Plan and
             the Genuity Inc. Outside Directors' Compensation Plan
                        (Title of Class of Securities)

                                   37248E103
                     (CUSIP Number of Class of Securities)

                                Paul R. Gudonis
               Chairman of the Board and Chief Executive Officer
                                 Genuity Inc.
                             225 Presidential Way
                          Woburn, Massachusetts 01801
                                (781) 865-2000
         (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
                                   Copy to:
                             Robert F. Hayes, Esq.
                             Patrick O'Brien, Esq.
                                 Ropes & Gray
                            One International Place
                          Boston, Massachusetts 02110

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
    Transaction Valuation                               Amount of Filing Fee
--------------------------------------------------------------------------------
    Not applicable*                                     Not applicable*
--------------------------------------------------------------------------------

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:    Not Applicable.       Filing Party:   Not Applicable.


     Form or Registration No.:  Not Applicable.       Date Filed:     Not Applicable.

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ]  third-party tender offer subject to Rule 14d-1.

     [X]  issuer tender offer subject to Rule 13e-4.

     [ ]  going-private transaction subject to Rule 13e-3.

     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer: [ ]

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

********************************************************************************

     Genuity, Inc. has not commenced the offer to exchange that is referred to in this communication. Upon commencement of such offer, Genuity will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including the offer to exchange, election form and other related documents. Employees and directors of Genuity who are option holders and are eligible to participate in the offer to exchange are strongly encouraged to read the Schedule TO and related exhibits, including the offer to exchange, election form and other related documents, when these become available because they will contain important information about the offer. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission website at www.sec.gov and will be delivered without charge to all employees and directors of Genuity who are option holders and are eligible to participate in the offer to exchange. Additional copies of these documents may be obtained without charge by employees and directors of Genuity who are option holders and are eligible to participate in the offer to exchange by contacting the person specified in these documents.

********************************************************************************

     Attached is a memorandum distributed to managers of Genuity on November 28, 2001.

[GENUITY LOGO]

Memo


To:       All Genuity Managers

From:     Susan Bowman

Date:     November 28, 2001

Subject:  Guidelines for the Offer to Cancel and Reissue Stock Options

--------------------------------------------------------------------------------
We are all excited about the recently announced offer to cancel and reissue stock options. With that said, we need to be very careful about how we discuss this opportunity with our employees. In order to present this opportunity, we need to commence a tender offer by making a filing with the Securities and Exchange Commission (SEC) and complying with other rules and regulations relating to tender offers. Of particular importance, these rules and regulations require us to file with the SEC all written communication that relate to the offer to cancel and reissue stock options, including any email messages to employees.

Since the SEC will be reviewing all written communications regarding this opportunity, please refrain from putting in writing any information regarding this Offer. Instead, you should direct employees to the HR Iweb, where the employees can review the Frequently Asked Questions (FAQ) document. If an employee asks a question that is not included in the FAQ document or you are unclear as to the appropriate response, I would ask that you or your employee contact the Stock Option Administration Group via email at stockoptions@genuity.com or via the Stock Option Hotline at (781) 865-5155.

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

As you discuss this Offer with your employees, please keep in mind that we cannot guarantee that replacement options will have a lower exercise price than the cancelled options. Also, we cannot make any recommendation as to whether an employee should participate. One point to note is that one of the risks of participation in the Offer is that if an employee elects to participate and leaves employment with the Company for any reason (including a reduction-in-force) prior to the regrant date, such employee will not receive any replacement options and will not be able to recover any of the cancelled options. While you cannot make any recommendations as to whether the employee should participate in the Offer, you should encourage your employees to do the following:

 . Carefully review the materials provided to them in the mail, including the memo from Paul Gudonis, the FAQ document, the Offer to Exchange and the Election Form.

 . Attend one of the information sessions that the Human Resources Department will be conducting in person in Massachusetts, Maryland and Texas and via conference call in other locations. A calendar of information sessions will be available on the Iweb.

 .  Consult their financial and tax advisors.

 . Make their own decisions whether to participate in the Offer, taking into account their own personal circumstances and preferences and the risks involved.

 . Return their election forms on time regardless of their decision to participate. Any Election Forms received after 5:00 p.m. Eastern Standard Time on December 31, 2001 cannot be accepted.

Please feel free to contact the Stock Option Hotline at (781) 865-5155 if you have any questions.

Thank you for you assistance in rolling-out this opportunity to our employees.


Genuity Inc. has not commenced the offer to exchange that is referred to in this communication. Upon commencement of such offer, Genuity will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including the offer to exchange, election form and other related documents. Employees and directors of Genuity who are option holders and are eligible to participate in the offer to exchange are strongly encouraged to read the Schedule TO and related exhibits, including the offer to exchange, election form and other related documents, when these become available because they will contain important information about the offer. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission website at www.sec.gov and will be delivered without charge to all employees and directors of Genuity who are option holders and are eligible to participate in the offer to exchange. Additional copies of these documents may be obtained without charge by employees and directors of Genuity who are option holders and are eligible to participate in the offer to exchange by contacting the person specified in these documents.

                                       3